May 31, 2019

Peter Lawrence
President and Chief Operating Officer
Arqule, Inc.
One Wall Street
Burlington, Massachusetts 01803

       Re: ARQULE INC
           Form 10-K for the Year Ended December 31, 2018
           10-K filed March 7, 2019
           File No. 000-21429

Dear Mr. Lawrence:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
3. Collaborations and Alliances, page 73

1. With respect to your Basilea and Sinovant licensing agreements, please address the following:
        Identify for us the promised goods and/or services under the agreement. Tell us how you determined which promised goods and services were material and
          distinct, and thus performance obligations, as well as which promises may have been combined.
        Quantify for us the total transaction price, how it was determined as well as the items
          (i.e. milestones, royalties, etc.) included/excluded and the reasons therefore, the amounts allocated to the various performance obligations, and the amounts recognized during the year ended December 31, 2018 and the three months ended March 31,
          2019.
 Peter Lawrence
Arqule, Inc.
May 31, 2019
Page 2

             Provide us a breakout of the regulatory milestones you may be eligible to receive by type and amount.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tabatha McCullom at 202-551-3658 or Jim Rosenberg at 202-551-
3679 with any questions.



FirstName LastNamePeter Lawrence                              Sincerely,
Comapany NameArqule, Inc.
                                                              Division of
Corporation Finance
May 31, 2019 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName